AQUILA INVESTMENT MANAGEMENT LLC.

February 16, 2017

Board of Trustees
Aquila Municipal Trust·
120 West 45th Street
Suite 3600
NewYork, NY 10036

Re:  Aquila Narragansett Tax-Free Income Fund

Dear Trustees:

As you are aware, since the inception of Aquila Narragansett Tax-Free Income Fund (formerly known as Narragansett Insured Tax-Free Income Fund) (the "Fund"), Aquila Management Corporation and now Aquila Investment Management LLC, has sought to continually  provide the Fund's shareholders with a competitive return.  To accomplish this, we have voluntarily waived our fees and, in the past, reimbursed the majority of the Fund's expenses.

This Letter serves to notify you that Aquila Investment  Management LLC contractually agrees to waive fees and/or reimburse expenses to the extent necessary to limit the Fund's total operating expenses for the Class A Shares to 0.84 of 1% (with similar caps for the other share classes) for the period ending on September 30, 2018. This cap is below the Product Category for Expenses average expense ratio of 0.85 of 1% used JDL Consultants, LLC in connection with their 2016 15(c) consultative services.

                                         Sincerely,

                                         /s/  Diana P. Herrmann
                                         Diana P. Herrmann
                                         President and Chief Executive Officer

120 West 45th Street, Suite3600  I  New York. NY 10036   I    T:212-697-6666   I    F:212-687-5373